

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2016

Todd B. Johnson
Principal Executive Officer
ProShares Trust II
c/o ProShare Capital Management LLC
7501 Wisconsin Avenue, Suite 1000
Bethesda, MD 20814

> **Re:** **ProShares Trust II**
> **Registration Statement on Form S-3**
> **Filed March 8, 2016**
> **File No. 333-210024**

Dear Mr. Johnson:

We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.   We note that you are registering common units in a primary offering on Form S-3 for ten funds, including ProShares UltraShort Gold. However, it does not appear that ProShares UltraShort Gold meets the transaction requirements under General Instruction I.B.1 of Form S-3 because its aggregate market value within 60 days prior to the date of filing the Form S-3 appears to be less than $75 million. Thus, please explain to us how you are eligible to use Form S-3 for ProShares UltraShort Gold or alternatively, please amend your registration statement on an appropriate form for ProShares UltraShort Gold.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Folake Ayoola, Senior Attorney, at (202) 551-3673 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief, Office of Real
Estate and Commodities

Cc: Robert J. Borzone Jr.
        Vice President and Legal Counsel